UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, February 19, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference: Request for Incorporation of GyM S.A. as a Civilly Responsible Third Party

Dear Sirs:

We comply with informing, as a Relevant Information Communication, that on February 19, 2018, we have been notified of a request submitted by the Adhoc Procurator's Office to the First Court of National Preparatory Investigation that seeks to include our subsidiary GyM S.A. as a civilly responsible third party in the framework of the process held by the Public Ministry for the Public Works tendered for the Construction of Tranche 1 and 2 of Line 1 of the Lima Metro. In this regard, our company ratifies its position of not having incurred in any irregularity, for which we will exercise our legitimate right of defense.

However, if in the framework of this process we are held responsible for a civil reparation, we will comply with it, as we have done with all our other obligations throughout our 84 years of existence.

____________________

/s/ Luis Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS DIAZ OLIVERO
Name: Luis Diaz Olivero
Title: Stock Market Representative
Date: February 19, 2018